Exhibit (d)(7)

EXCESS EXPENSE AGREEMENT

AS AMENDED AND RESTATED ON OCTOBER 27, 2025

WHEREAS, Saratoga Capital Management, LLC is the investment manager (the “Investment Manager”) of the Saratoga Advantage Trust (the “Trust”);

WHEREAS, the Investment Manager is currently voluntarily waiving fees and/or absorbing certain expenses of one or more portfolios of the Trust (each a “Portfolio”) in order to maintain expense ratios of the Portfolios at or below a predetermined level, (each an “Expense Cap”);

WHEREAS, the Trust desires to induce the Investment Manager to continue to voluntarily waive fees and/or absorb expenses of the Portfolios to the extent necessary to maintain the expense ratios of the Portfolios at or below their applicable Expense Caps.

NOW, THEREFORE, the parties hereto agree as follows:

1. Subject to the limitations specified below, each Portfolio shall reimburse the Investment Manager, without interest, for fees waived and/or expenses absorbed by the Investment Manager on or after January 1, 1999, for the purpose of maintaining the Portfolio’s expense ratio at or below its voluntary Expense Cap (the “Reimbursement Payments”). The voluntary Expense Cap for each Portfolio is set forth in Appendix I attached hereto.

2. The Investment Manager shall be entitled to Reimbursement Payments from a Portfolio on the earliest date that any such payments may be made without thereby causing the Portfolio to exceed its voluntary Expense Cap but shall have no right to any Reimbursement Payments from a Portfolio to the extent any such payment would result in the Portfolio exceeding its voluntary Expense Cap.

3. A Portfolio’s obligation to make Reimbursement Payments with respect to any particular fees waived, and/or expenses absorbed, shall expire three years from the end of the fiscal year in which the fee or expense would otherwise have been accrued by the Portfolio.

4. This Agreement may be terminated by the Trust or the Investment Manager, without penalty, upon 30 days prior written notice.

5. The Investment Manager shall, upon termination of the Agreement, have no claim against the Trust or any Portfolio for any unreimbursed amounts.

SARATOGA ADVANTAGE TRUST

By:

Bruce E. Ventimiglia, Chief Executive Officer

SARATOGA CAPITAL MANAGEMENT, LLC

By:

Jonathan W. Ventimiglia, President

Portfolio	Class of Shares	Voluntary Expense Cap as a Percentage of Average Daily Net Assets
Large Capitalization Value	I A C	2.60% 3.00% 3.60%
Large Capitalization Growth	I A C	2.60% 3.00% 3.60%
Mid Capitalization	I A C	3.00% 3.40% 4.00%
Small Capitalization	I A C	3.00% 3.40% 4.00%
International Equity	I A C	3.00% 3.40% 4.00%
Investment Quality Bond	I A C	2.40% 2.80% 3.40%

Portfolio	Class of Shares	Voluntary Expense Cap as a Percentage of Average Daily Net Assets
Municipal Bond	I A C	2.40% 2.80% 3.40%
U.S. Govt. Money Market	I A C	1.75% 2.15% 2.75%
Health & Biotechnology	I A C	3.00% 3.40% 4.00%
Technology & Communications	I A C	3.00% 3.40% 4.00%
Financial Services	I A C	3.00% 3.40% 4.00%
Energy & Basic Materials	I A C	3.00% 3.40% 4.00%

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